SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 26, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 26, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

26 March 2012

Smith & Nephew plc announces that it has been informed of the following transactions by persons discharging managerial responsibilities ("PDMRs") following the vesting of shares on 20 March 2012, 22 March 2012 and 23 March 2012 under the Smith & Nephew Deferred Bonus Plan (the "Plan"):

1. Final partial vesting of 2009 awards made under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs acquired on vesting (i)	Number of dividend shares received (ii)	Number of ordinary shares or ADSs disposed	Total holding of ordinary shares or ADSs following this notification:
Adrian Hennah	12,376 Ords	627 Ords	6,779 Ords	174,192 Ords
John Campo	797 ADSs	-	252 ADSs	7,497 ADSs
Michael Frazzette	954 ADSs	-	304 ADSs	11,763 ADSs
R Gordon Howe	654 ADSs	-	174 ADSs	6,213 ADSs
G Kelvin Johnson	1,885 Ords	96 Ords	797 Ords	11,646 Ords

(i)      The award was granted under the Plan on 20 March 2009.  One third of the shares vested on 20 March 2010, one third vested on 20 March 2011 and the final third vested on 20 March 2012.

(ii)     Where awards are granted over ADS accrued dividend entitlements are paid out in cash on vesting rather than in shares.

(iii)    The market values of ordinary shares and ADSs acquired and sold on 20 March 2012 were 634.0346p per ordinary share and $50.2507 per ADS, respectively.

2. Partial vesting of 2010 awards made under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs acquired on vesting (i)	Number of dividend shares received (ii)	Number of ordinary shares or ADSs disposed	Total holding of ordinary shares or ADSs following this notification:
Adrian Hennah	11,041 Ords	354 Ords	5,941 Ords	179,646 Ords
Mark Augusti	524 ADSs	-	171 ADSs	11,320 ADSs
John Campo	853 ADSs	-	268 ADSs	8,082 ADS
Michael Frazzette	862 ADSs	-	275 ADSs	12,350 ADSs
R Gordon Howe	719 ADSs	-	191 ADSs	6,741 ADSs
G Kelvin Johnson	1,850 Ords	59 Ords	768 Ords	12,787 Ords
Roger Teasdale	2,849 Ords	91 Ords	1,533 Ords	18,210 Ords

(i)      The award was granted under the Plan on 22 March 2010.  One third of the shares vested on 22 March 2011, one third vested on 22 March 2012 and, subject to continued employment, the remaining third will vest on
          22 March 2013.

(ii)     Where awards are granted over ADS accrued dividend entitlements are paid out in cash on vesting rather than in shares.

(iii)    The market value of ordinary shares and ADSs acquired and sold on 22 March 2011 were 631.8058p per ordinary share and $49.6107 per ADS, respectively.

3. Partial vesting of 2011 awards made under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs acquired on vesting (i)	Number of dividend shares received (ii)	Number of ordinary shares or ADSs disposed	Total holding of ordinary shares or ADSs following this notification:
Adrian Hennah	10,981 Ords	175 Ords	5,816 Ords	184,986 Ords
Mark Augusti	867 ADSs	-	283 ADSs	11,904 ADSs
John Campo	660 ADSs	-	229 ADSs	8,513 ADS
Michael Frazzette	738 ADSs	-	235 ADSs	12,853 ADSs
R Gordon Howe	543 ADSs	-	145 ADSs	7,139 ADSs
G Kelvin Johnson	2,948 Ords	47 Ords	1,202 Ords	14,580 Ords
Roger Teasdale	4,259 Ords	67 Ords	2,256 Ords	20,280 Ords

(i)      The award was granted under the Plan on 23 March 2011.  One third of the shares vested on 23 March 2012 and, subject to continued employment, the remaining two thirds will vest in equal tranches on 23 March 2013 and 23 March 2014 respectively.

(ii)      Where awards are granted over ADS accrued dividend entitlements are paid out in cash on vesting rather than in shares.

(iii)     The market value of ordinary shares and ADSs acquired and sold on 23 March 2012 were 628.0537p per ordinary share and $49.8061 per ADS, respectively.

Notes:

    1.      One ADS is equivalent to five ordinary shares of US$0.20 each.

    2.      The ordinary shares were released in London, UK. The ADSs were released in New York, USA.

    3.      The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646